Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					THREE MONTHS ENDED DECEMBER 31,
	2003	2004	2005	2006	2007	2007
Earnings: Earnings before income taxes (a) Fixed charges	$1,452 322	1,893 311	2,200 323	2,749 313	3,178 361	794 89
Earnings, as defined	$1,774	2,204	2,523	3,062	3,539	883

Fixed Charges: Interest expense One-third of all rents	$246 76	234 77	243 80	225 88	261 100	64 25

Total fixed charges	$322	311	323	313	361	89

Ratio of Earnings to Fixed Charges	5.5x	7.1x	7.8x	9.8x	9.8x	9.9x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.